UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Fuji Dream Airlines to add up to six E175 jets to its all-Embraer fleet

Farnborough, UK, July 15, 2014 – Embraer S.A. has signed an agreement with Japan’s Fuji Dream Airlines (FDA) for a firm order of three E175s with options for an additional three aircraft of the same model. This brings the total potential order to six E175s, with an estimated value of USD 258.6 million based on 2014 list prices, if all options are exercised. This order was already included in Embraer’s 2014 second quarter backlog as an “undisclosed” customer. The announcement was made today at the 2014 edition of the Farnborough International Airshow. Three E170s and five E175s are currently in operation with Fuji Dream Airlines.

“Embraer’s E-Jets tick all the right boxes that have been crucial to the success of Fuji Dream Airlines - efficiency, performance, exceptional economics and solid customer support that is second to none,” said Yohei Suzuki, the CEO and Chairman of Fuji Dream Airlines. “These technologically-advanced jets have proven themselves over the years and we are confident of its capability to help us profitably expand our network and enhance our frequency. The additions to our fleet will provide our customers greater flexibility and choices, as well as the superior comfort they have enjoyed on the E-Jets.”

The newly-ordered E175s will be configured in a single-class layout with 84 seats and will be equipped with the Autoland system to perform CAT III approach and landing in limited visual conditions. The new E175s will also feature recent aerodynamic enhancements introduced by Embraer, such as a new wingtip and other technical improvements that reduce fuel burn.

“The order for these E-Jets follows FDA's prudent philosophy of managing capacity as the airline adds new cities and frequencies,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “With the technical improvements we have made to the E175s, FDA will realize new economic benefits that will help it continue to grow in Japan's highly competitive domestic market.”

In addition to these orders, FDA and Embraer have also signed an extension of the Pool Program to cover its fleet of E170s and E175s, including these new orders. The program covers the advance exchange and repair management for more than 300 important parts of the aircraft.

Created in 2007, FDA started operations with two E170s. Over the last five years, its all-Embraer fleet has quadrupled. FDA’s fleet is instantly recognizable by its brightly coloured aircraft, some of which are painted green, pink, yellow and purple.

With aircraft based in Nagoya and Shizuoka, FDA links twelve secondary cities in Japan where demand is growing, such as Fukuoka, Sapporo and Hanamaki. Operating almost 50 flights each day, the airline has carried over 2.4 million passengers to date. FDA is part of the Suzuyo Group, which owns a full-flight simulator to provide pilot and fleet engineering training for its staff.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Follow us on Twitter: @EmbraerSA

About Fuji Dream Airlines and Suzuyo Group

Suzuyo Group started its business in 1801, at the port of Shimizu, located in central Japan. The company has expanded its enterprise by adapting to changing times and now has over 130 affiliated companies. The Group’s activities include a logistics network covering Japan, North America, Europe, and Southeast Asia, energy trading and sales, food products, and construction building maintenance, as well as Information Technology (IT), regional development, personnel and other services.

As a corporate citizen, the Suzuyo Group is also involved in social activities and provides support for education, culture, and well-being, including managing a science and technology university and sponsoring Japan’s Shimizu S-Pulse professional soccer team.

Fuji Dream Airlines was incorporated in June 2008 to be the Group’s air transportation arm. By entering the airline business and building on the convenience of Mt. Fuji Shizuoka Airport, Suzuyo contributes to Shizuoka’s economic development.

About Embraer Commercial Aviation

Embraer is the world leader in manufacturing commercial jets with up to 130 seats. About 900 airplanes of the ERJ 145 family of regional jets with 37, 44, and 50 seats, have been delivered to airlines since the aircraft were introduced to the market in 1996. The E-Jets family includes four aircraft that have from 70 to 130 seats. With their advanced engineering, high level of efficiency, ergonomic and spacious cabins with two seats on either side of the aisle, and attractive operating economics, the E170, E175, E190, and E195 established a new standard it their category. Since E-Jets entered service in 2004, Embraer has received more than 1,470 firm orders. Over 1,000 E-Jets have been delivered and are in service with some 65 airline companies from 45 countries. Embraer E-Jets are also popular with leasing companies – nearly thirty have added the aircraft to their portfolios. E-Jets are flying with mainline carriers, low-cost and regional airlines, and scheduled tour companies.

In 2013, Embraer launched the second generation of E-Jets, E-Jets E2, consisting of three new airplanes – E175-E2, E190-E2, and E195-E2 – in the 70 to 130 passenger segment. The E190-E2 is scheduled to enter revenue service in the first half of 2018 followed by the E195-E2 in 2019 and the E175-E2 in 2020.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products and buyers' capacity to complete purchases on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer